Consent of Independent Registered Public Accounting Firm

The Board of Directors
AuRico Gold Inc.

We consent to the use of our report with respect to the consolidated financial statements and our report with respect to the effectiveness of internal control over financial reporting, each dated March 27, 2012, included herein.

Chartered Accountants, Licensed Public Accountants

March 27, 2012

Toronto, Canada